UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 12b-25
(Mark One)
[X]    Form 10-QSB For the fiscal quarter ended June 30, 2005
Commission File Number: 0-27160
CUSIP No. 131004 10 3
CALL NOW, INC.
(Exact name of Registrant as specified in charter)

Nevada (State of Incorporation)	65-0337175 (IRS Employer Identification No.)

1 Retama Parkway, Selma, TX (Address of principal executive offices)	78154 (Zip Code)

Issuer’s telephone number, including area code:	(210) 651-7145
PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a)	The reasons described in reasonable detail in Part III of this form could be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.
Form 10-Q due August 15, 2005 is delayed due to the recent engagement of a new auditor and the initiation of their services.

PART III – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Thomas R Johnson (Name)	(210) (Area Code)	651-7145 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No
Form 10-K for the fiscal year ending December 31, 2004 and Form 10-Q for the quarter ending March 31, 2005.
(3)	Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
CALL NOW, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2005	By:	/s/ Thomas R Johnson
Thomas R Johnson - President